SUTTER SECURITIES INCORPORATED AND SUBSIDIARY
(SEC ID. No. 8-45158)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTAL REPORTS
June 30, 2018
PUBLIC DOCUMENT

This report is filed pursuant to Rule 17a-5(e)(3) as a public document.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45158

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____07/01/17____ AND ENDING ____06/30/18____
mm/dd/yy   mm/dd/yy

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Sutter Securities Incorporated**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

220 Montgomery Street, Suite 468
(No. and Street)

San Francisco	**California**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Berit Muh   **415-352-6300**
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

BPM LLP
(Name – if individual, state last, first, middle name)

600 California Street, Suite 600	**San Francisco**	**California**	**94108**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United State or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Berit Muh,** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Sutter Securities Incorporated,** as of **June 30, 2018,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

CFO

Title



Notary Public

NENITA M. BELL
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 2178011
SAN FRANCISCO COUNTY
My Comm. Exp. January 1, 2021

This report** contains (check all applicable boxes):

☑	(a)	Facing page
☑	(b)	Statement of Financial Condition.
☐	(c)	Statement of Operations.
☐	(d)	Statement of Cash Flows.
☐	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐	(g)	Computation of Net Capital.
☐	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
☐	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑	(l)	An Oath or Affirmation.
☐	(m)	A copy of the SIPC Supplemental Report.
☐	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SUTTER SECURITIES INCORPORATED AND SUBSIDIARY

CONTENTS



600 California Street, Suite 600, San Francisco, CA 94108

Phone (415) 421-5757   **Fax** (415) 288-6288   **Email** bpm@bpmcpa.com   **Web** bpmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Sutter Securities Incorporated

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial condition of Sutter Securities Incorporated and its subsidiary (the "Company") as of June 30, 2018, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the financial position of Sutter Securities Incorporated and its subsidiary as of June 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

BPM LLP

We have served as Sutter Securities Incorporated and its subsidiary's auditor since 2015.

San Francisco, California
August 29, 2018

SUTTER SECURITIES INCORPORATED AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

June 30, 2018

ASSETS

Cash	$	111,204
Restricted cash		50,000
Due from clearing brokers and dealers		23,596
Accounts receivable		57,667
Securities owned, at fair value		48,434
Secured demand note receivable		350,000
Deferred tax asset		376,894
Prepaid expenses and other assets		31,272
Total assets	$	1,049,067

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	80,655
Total liabilities		80,655
Liabilities subordinated to claims of general creditors		500,000
Commitments and contingencies (Note 10)		
Stockholders' equity:		
Common stock, no par value; 3,000,000 shares authorized;		
1,328,951 shares issued and outstanding		403,847
Retained earnings		64,565
Total stockholders' equity		468,412
Total liabilities and stockholders' equity	$	1,049,067

The accompanying notes are an integral
part of these consolidated financial statements.

1. **Organization**

Sutter Securities Incorporated (the "Company"), a California corporation, was incorporated on July 22, 1992 and commenced operations on December 8, 1992. The Company is a registered broker/dealer that serves as underwriter and financial advisor to state and local governments and agencies, specializing in originating, trading, and selling California municipal bonds and other fixed income securities and equities. In addition, the Company provides investment banking and advisory services to corporations and other entities, including corporate valuations and fairness opinions. In January 2013, the Company received regulatory approval to operate an Alternative Trading System ("ATS").

The Company's main office is located in San Francisco, California. During fiscal year 2018, the Company closed its offices in Seattle, Washington and Sweet, Idaho. The Company became a registered member of the National Association of Securities Dealers (now known as FINRA, The Financial Industry Regulatory Authority) on December 7, 1992. The Company is also a member of the Municipal Securities Rulemaking Board and the Securities Investor Protection Corporation.

On July 1, 2003, the Company commenced operations of a wholly-owned subsidiary, Sutter Securities Group, Inc. The wholly-owned subsidiary provides valuations and litigation support services to corporations and other entities. The consolidated financial statements include Sutter Securities Group, Inc. All significant intercompany balances and transactions are eliminated in consolidation.

All trades are cleared through other brokers on a fully disclosed basis. During fiscal year 2018, the Company ceased to execute fixed income securities trades as a principal, but the Company continues to execute equity trades on an agency basis.

2. **Summary of Significant Accounting Policies**

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Cash

Cash consists of cash held in checking and savings accounts

Restricted Cash

The clearing broker requires the Company to have a reserve account of $50,000, which is classified as restricted cash on the consolidated statement of financial condition.

2.   **Summary of Significant Accounting Policies**, continued

Due from and Payable to Clearing Brokers and Dealers

The Company clears customer transactions through other broker dealers on a fully disclosed basis. The amounts due from and payable to clearing brokers and dealers relate to such transactions for which settlement has not occurred as of year-end.

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs, collections, and current credit conditions. As of June 30, 2018, the Company has not recorded an allowance for doubtful accounts as all amounts are deemed collectible.

Securities Owned

Securities owned are stated at fair value. Securities owned consist primarily of municipal bonds, public stock and warrants. The Company uses prices obtained from independent third-party pricing services, including recently executed transactions, market price quotations from market makers, and other dealers, to measure the fair value of these securities. The Company validates prices received from the pricing services using various methods including comparison to subsequent sales, similar instruments, and quoted market prices, where available. The Company does not adjust the prices received from the independent third-party pricing service unless such prices are inconsistent with authoritative guidance and result in material differences in the recorded amounts.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments other than securities owned, including cash, restricted cash, due from clearing broker and dealer, accounts receivable, secured demand note receivable, accounts payable and accrued expenses, and liabilities subordinated to claims of general creditors approximate their fair values due to their short maturities.

Fair Value Measurements

Fair value guidance establishes a three level hierarchy for inputs used in measuring the fair value of a financial asset or financial liability. Financial instruments are considered Level 1 when the valuation can be based on unadjusted quoted prices in active markets for identical assets or liabilities. Level 2 financial instruments are valued using quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or models using inputs that are observable or can be corroborated by observable market data of substantially the full term of the assets or liabilities. Financial instruments are considered Level 3 when pricing inputs are unobservable and reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability.

2. **Summary of Significant Accounting Policies**, continued

Fair Value Measurements, continued

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Income Taxes

The Company is a C corporation and accounts for income taxes using an asset and liability approach, as prescribed in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740-10, *Income Taxes - Overall*. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Operating loss and tax credit carryforwards are measured by applying currently enacted tax laws. Valuation allowances are provided when necessary to reduce net deferred tax assets to an amount that is more likely than not to be realized.

ASC 740-10 requires that the tax effects of a position be recognized only if it is more likely than not to be sustained based solely on its technical merits as of the reporting date in an amount more likely than not to be sustained upon review by the tax authorities. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of June 30, 2018.

In December 2017, a law commonly known as the Tax Cuts and Jobs Act ("TCJA") was enacted in the United States which will impact current and future income taxes. See Note 9 for further information.

Recent Accounting Pronouncements

In November 2016, the Financial Accounting Standards Board ("FASB") has issued Accounting Standards Update ("ASU") No. 2016-18, *Statement of Cash Flows* (Topic 230): *Restricted Cash*. The amendments apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows. The amendments address diversity in practice that exists in the classification and presentation of changes in restricted cash on the statement of cash flows. The amendments require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The accounting guidance is effective for the Company beginning in fiscal years after December 15, 2019. The Company is evaluating the impact of the new standard which will only impact financial statements presentation of items related to restricted cash.

Continued

2. **Summary of Significant Accounting Policies**, continued

Recent Accounting Pronouncements, continued

In February 2016, FASB issued ASU No. 2016-02, *Leases (Topic 842)*, which will require for all operating leases the recognition of a right-of-use asset and a lease liability, in the statement of financial position. The lease cost will be allocated over the lease term on a straight-line basis. This guidance is effective for annual and interim periods beginning after December 15, 2018. The Company is currently evaluating the impact this guidance will have on our consolidated financial statements

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606), which provides guidance for revenue recognition*. This ASU along with certain clarifications affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of non-financial assets. The standard is effective for the Company in fiscal year beginning after December 15, 2018.

3. **Due from Clearing Brokers and Dealers**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to its clearing broker-dealer on a fully disclosed basis. The clearing broker is nationally recognized and is a member of the major exchanges. Additionally, the Company engages in buying and selling of securities. The due from brokers and dealers arises in the normal course of business from the settlement of the Company's security transactions.

4. **Fair Value Measurements**

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

The following table presents information about the Company's assets measured at fair value on a recurring basis and the Company's estimated level within the fair value hierarchy of those assets as of June 30, 2018:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of June 30, 2018
Assets, at fair value:				
Stock	$ 5,635	-	-	$ 5,635
Warrants	-	-	42,799	42,799
Total	$ 5,635	$ -	$ 42,799	$ 48,434

Continued

4. **Fair Value Measurements**, continued

A reconciliation of the warrants measured and recorded at fair value on a recurring basis, using significant unobservable inputs (Level 3), is as follows:

Balance, July 1, 2017	$	13,460
Additions during the period		-
Change in fair value of warrants		29,339
Balance, June 30, 2018	$	42,799

5. **Warrants**

In the normal course of business, the Company may receive warrants in connection with its private placement services. The warrants provide the Company with exposure and potential gains upon equity appreciation of the portfolio company's share price. Warrants are stated at fair value using the Black Scholes Merton option pricing model and re-measured to fair value at each period end. The warrants are included as securities owned in the consolidated statement of financial condition.

6. **Liabilities Subordinated to Claims of General Creditors**

In fiscal year 2013, the Company entered into four FINRA-approved secure demand note agreements ("Notes") with related parties for a total of $300,000. The Notes originally mature on December 31, 2015, which had subsequently been extended to December 31, 2018 with approval from FINRA, and are collateralized by portfolios of cash and securities. Repayment of the secured demand note is subject to FINRA's approval. The notes bear interest at 9% per annum; however, the note holders have waived the right to interest.

In fiscal year 2016, the Company entered into three new FINRA-approved secure demand note agreements ("New Notes") with related parties for a total of $150,000. The New Notes matured on December 31, 2018. Repayment of the secured demand note is subject to FINRA's approval. The notes bear interest at 6% per annum; however, the note holders have waived the right to interest. Additionally, $50,000 of the $150,000 New Notes are collateralized by portfolios of cash and securities while the remaining $100,000 New Notes are unsecured and subordinated to other claims of the Company.

In fiscal year 2017, the Company entered into subordinated loan agreement with a related party for a total of $150,000 which was subsequently repaid during the year. This was approved by FINRA.

In fiscal year 2018, the Company entered into subordinated loan agreement with a related party for a total of $175,000 and repaid $125,000 during the year. This was approved by FINRA.

As of June 30, 2018, $350,000 of the above mentioned $500,000 notes have been deposited with the Company's clearing broker for security transactions and is presented as secured demand note receivable in the consolidated statement of financial condition with the remaining $150,000 held in the Company's operating cash accounts.

Continued

7. **Stockholders' Equity**

In fiscal year 2018, the Company issued 1,207,000 shares of common stock for total proceeds of $120,700 and repurchased 58,837 shares of common stock for total proceeds of $200.

8. **Net Capital Requirements**

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2018, the Company's net capital was $454,102 which exceeded the requirement by $354,102.

9. **Income Taxes**

At June 30, 2018, the differences between income taxes expected at the U.S. Federal statutory income tax rate of 34% and the reported income tax expense are primarily related to state taxes, non-deductible expenses, provision to return true-up, change in the federal and state valuation allowances; and, change in the federal income tax rate to 21% as a result of TCJA signed by the President on December 22, 2017.

Significant components of the Company's deferred tax balances as of June 30, 2018 are as follows:

Deferred income tax assets:		
Unrealized gains on investments	$	(8,030)
Net operating loss carryforwards		384,924
Total deferred income tax asset		376,894
Valuation allowance		-
Net deferred income tax asset	$	376,894

The realizations of deferred tax assets resulting from the temporary differences noted above are dependent upon the generation of sufficient taxable income in future years. At June 30, 2018, in part because of anticipated merger activity, described in Note 12, management anticipates that it is more likely than not the Company will generate sufficient taxable income in future periods to utilize all deferred tax assets, and therefore, no valuation allowance is necessary.

The Company's federal and state net operating loss carryforwards begin to expire in fiscal year 2034.

Temporary differences and their related tax effects shown above are based upon current estimates and assumptions and could vary significantly from actual amounts reported on tax returns subsequently filed. Accordingly, the Company may adjust the temporary differences as reported above when their tax returns are ultimately filed.

Continued

9. **Income Taxes**, continued

The Company files income tax returns in the U.S. federal and California jurisdictions. The Company is no longer subject to federal or California tax examinations by tax authorities for years before 2014.

10. **Commitments and Contingencies**

The Company has non-cancellable operating leases for its facilities which expires in June 30, 2017 and was on a month to month basis through July 31, 2017. In July 2017, the Company entered into a second amendment to the lease agreement whereby the Company extended the lease for three additional years commencing on August 1, 2017 and ending on July 31, 2020. Future minimum aggregate annual payments under the lease are as follows:

Year ending June 30:		
2019	$	88,468
2020		91,122
2021		7,612
	$	187,202

In the normal course of business, the Company enters into underwriting commitments. There were no transactions relating to underwriting commitments that were open at June 30, 2018.

In addition, the Company is sometimes involved in various legal and regulatory matters arising from its securities activities. Although the initiation and ultimate outcome of such matters cannot be predicted, it is the opinion of management, based on discussions with legal counsel, that the resolution of any such current matters will not have a material effect upon the Company's financial position or results of operations.

11. **Risk Concentration**

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing broker on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

Additionally, in the normal course of business, the Company is involved in the execution and settlement of various principal securities transactions. Principal securities transactions are subject to the risk of counter-party nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

Continued

11. **Risk Concentration**, continued

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

The Company maintains its cash balances in various financial institutions. These cash balances may, at times, exceed federally insured limits.

12. **Subsequent Events**

The Company has evaluated all subsequent events for recognition and disclosure through August 29, 2018, the date which these consolidated financial statements were available to be issued. Nothing has occurred outside the normal course of business operations that require disclosure or recognition except that in July 2018, the Company has entered into a non-binding agreement to sell the Company to another broker dealer, and (2) in July and August 2018, the Company sold 1,100,000 shares of the Company's stock for total proceeds of $110,000.